# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0002057997
Persons authorized to receive notices and communications: You In Soo CEO, Room 613, Digital-ro 130, 6F Geumcheon-gu, Seol, Korea Republic Of (M5), 08580, 82-70-7600-7007

## Reporting persons
- Inscobee Inc. (CIK 0002057997): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 2,099,747; shared voting power 0; sole dispositive power 2,099,747; shared dispositive power 0; aggregate amount beneficially owned 2,099,747 (16.7% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer") outstanding as of February 26, 2026, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14C filed on February 27, 2026 (the "Definitive 14C").
- Apimeds Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 4,316,618; shared voting power 0; sole dispositive power 4,316,618; shared dispositive power 0; aggregate amount beneficially owned 4,316,618 (34.3% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of Common Stock outstanding as of February 26, 2026, as reported by the Issuer in the Definitive 14C.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Comment: This Amendment No. 3 to the Schedule 13D (this "Amendment No. 3") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on May 19, 2025 (the "Original Schedule 13D"), Amendment No. 1 to Schedule 13D filed on January 26, 2026 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed on March 20, 2026 ("Amendment No. 2") by Inscobee Inc. ("Inscobee") and Apimeds Inc. ("Apimeds Korea" and together with Inscobee, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 3.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 3.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 3.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 3.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 3.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Amendment No. 2 is hereby amended to add the following:

On March 25, 2026, the Reporting Persons issued a press release announcing that, on March 24, 2026, MindWave Innovations Inc. issued a press release (the "MindWave Press Release") on behalf of the Issuer, without the prior authorization or knowledge of the newly appointed Board or the officers of the Company, among other things, challenging the actions taken by Apimeds Korea and Inscobee in the Written Consent and alleging that such actions constitute a breach of Inscobee and Apimeds Korea's obligations pursuant to the Support & Lock-Up Agreement and threatening potential litigation against Inscobee, Apimeds Korea and the Company to challenge the validity of the Written Consent.

The Reporting Persons strongly disagree with the allegations in the MindWave Press Release and believe that the Written Consent does not violate the Support & Lock-Up Agreement and remains validly delivered and the actions taken therein effective as of the date of delivery to the Company.

The Reporting Persons maintain that the actions authorized by the Written Consent are squarely outside the scope of any irrevocable proxy granted pursuant to the Support & Lock-Up Agreement, which, at most, was limited to: (a) voting in support of certain stockholder proposals required in connection with the Merger; and (b) voting against any transactions which would be contradictory to the Merger. Neither Inscobee nor Apimeds has taken any action in contravention of the proxy.

Inscobee, Apimeds Korea and the Issuer reserve all rights with respect to the contents of the MindWave Press Release, reserve the right to challenge the validity of the Support Agreement, and intend to vigorously defend the validity of the Written Consent should the former officers and directors of the Issuer pursue litigation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5 is not being amended by this Amendment No. 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 is not being amended by this Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is being amended to add the following exhibit:

99.1: Press Release issued by Reporting Persons on March 25, 2026.

## Signatures
- Inscobee Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (03/30/2026)
- Apimeds Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (03/30/2026)